ALLIANCE RESOURCE PARTNERS, L.P.

1717 SOUTH BOULDER AVENUE, SUITE 400

TULSA, OKLAHOMA 74119

December 21, 2009

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alliance Resource Partners, L.P. (the “Partnership”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 000-26823

Dear Mr. Schwall:

Set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 30, 2009. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “the Partnership,” “we,” “us” and “our” herein refer to Alliance Resource Partners, L.P. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 18

Risks Related to Our Business, page 22

The estimates of our coal reserves may prove inaccurate, and you should not place undue reliance on those estimates, page 28

1.

We note your disclosure under this risk factor. Advising investors that they should not place undue reliance on your reserve estimates is inconsistent with the definitions of proven and probable reserves as provided in Industry Guide 7.

Securities and Exchange Commission

December 21, 2009

Response: The Partnership acknowledges your concern regarding the language referencing “undue reliance” and proposes to remove that particular language going forward. However, the Partnership respectfully submits that it is appropriate, and a consistent industry practice, to caution investors that the estimates of economically recoverable reserves may diverge from actual production, given that such estimates require assumptions and projections regarding several factors over which the Partnership has little or no control. As a result, the Partnership proposes to update the risk factor with the following language in future annual reports, which excludes the “undue reliance” statements:

The estimates of our coal reserves may prove inaccurate and could result in decreased profitability.

The estimates of our coal reserves may vary substantially from actual amounts of coal we are able to economically recover. The reserve data set forth in “Item 2. Properties” represent our engineering estimates. All of the reserves presented in this Annual Report on Form 10-K constitute proven and probable reserves. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may vary considerably from actual results. These factors and assumptions relate to:

•	geological and mining conditions, which may not be fully identified by available exploration data and/or differ from our experiences in areas where we currently mine;

•	the percentage of coal in the ground ultimately recoverable;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulation by governmental agencies; and

•	assumptions concerning future coal prices, operating costs, capital expenditures, severance and excise taxes and development and reclamation costs.

For these reasons, estimates of the recoverable quantities of coal attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary substantially. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. Any inaccuracy in our estimates related to our reserves could result in decreased profitability and/or higher than expected costs.

Financial Statements, page 65

Notes to Consolidated Financial Statements, page 70

Note 20 – Commitments and Contingencies, page 92

Securities and Exchange Commission

December 21, 2009

General Litigation, page 92

2.

We note the disclosure under this section indicating, in part that, if the results of the described matters were different from management’s current opinion and in amounts greater than the related accruals, then they could have a material adverse effect. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable probability that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.

Response: Our disclosure that you reference is a result of the inherently unpredictable nature of litigation and the results of our future operations. We are unable to determine the impact of unexpected unfavorable rulings or our future results of operations in any quarter or annual period. Management’s assessment at the time of the filing was that there were no probable or reasonably possible loss contingencies that would have been significant as of December 31, 2008.

Compensation Discussion and Analysis, page 107

Annual Cash Incentive Bonus Awards, page 109

3.

We note your statement that “The annual performance target is approved by the Compensation Committee, typically in January of each year.” However, you do not appear to have disclosed the performance target for fiscal year 2009. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: We did not disclose the amount of the performance target for 2009 because we believe that disclosure of the STIP target amount prospectively would result in competitive harm and, primarily due to the discretionary nature of the STIP and inconsistencies between the EBITDA-derived STIP target and EBITDA guidance provided in our periodic earnings releases, would not be as helpful as expected to investors in understanding our compensation practices. As we disclosed, the STIP target historically has been EBITDA-derived and therefore reflects our initial internal financial performance targets for the fiscal year involved and is tied to forecasted earnings that have not been disclosed in this level of detail to third parties. Moreover, it is possible in future periods that we will not provide public guidance for consolidated EBITDA. The STIP performance measure is typically EBITDA, adjusted for items added or removed in order to reflect the results of our core mining business and such adjustments may include confidential financial information that have not been publicly disclosed.

Securities and Exchange Commission

December 21, 2009

We believe disclosure of our prospective STIP target would warrant discussion in our 10-K of the significant adjustments that were made to our consolidated EBITDA guidance in setting the STIP target in order to facilitate investor understanding. Below we provide the Commission with several examples to illustrate how disclosure of such information could cause us competitive harm.

•

In 2006 and 2007, estimated costs and potential insurance recoveries related to a mine fire event were excluded in setting the STIP target. Disclosure of this amount could have influenced settlement discussions with insurance underwriters and adversely affected the amounts of our insurance claims settlements.

•

Additionally, in 2006 and 2007, we excluded income earned by supplying three coal synfuel facilities with coal feedstock from our STIP target. Our agreements with the owners of these coal synfuel production facilities were structured in such a way that disclosure of the expected benefit from this agreement could have impacted our pricing with various coal customers.

•

More recently, the STIP target has been adjusted to include or exclude potential financial results related to our new mining operations being constructed at Tunnel Ridge and River View development projects, results related to Matrix and MAC products and services, expenses at Gibson South and Penn Ridge (two future mines in the permitting stages), among other factors.

Given that adjustments for such items necessarily include estimates of strategic operational and marketing options and alternatives (i.e., timing of initial production from new mine developments, expansion or contraction of production capacity, operating and financial impact of coal sales agreements under negotiation, deployment of technology products under development, etc.) we believe disclosure of such information would cause us competitive harm by potentially revealing to our competitors, customers, vendors, suppliers and other constituencies our confidential operating and financial objectives, sales and marketing strategies, cost structures and other confidential information. The Partnership’s competitors, customers, vendors, suppliers and others could potentially combine such disclosures with other information to glean knowledge otherwise unavailable regarding coal supply, coal demand, coal market pricing and other strategic plans and initiatives. Such competitive knowledge would undermine the Partnership’s efforts to maximize revenues and operating efficiencies, capture market share, control costs and manage capital expenditures, and hinder the implementation of its business strategy.

Securities and Exchange Commission

December 21, 2009

In addition, disclosure of the prospective STIP target before it has been achieved could cause competitive harm by requiring the Partnership to, in effect, give additional “guidance” regarding its expected financial performance. The Partnership has historically limited the forward-looking projections that it discloses publicly to a single EBITDA target for the consolidated entity for many reasons. To the extent of publication of this additional set of guidance, this could (a) make the Partnership’s common units a less valuable form of currency in transactions; (b) make it more expensive to raise capital to use for acquisitions and other strategic initiatives; and (c) cause confusion for investors as to the relevancy of the STIP target for judging the results of the Partnership. Furthermore, the prospective STIP target is developed during Q3 and Q4 as part of our budget efforts for the subsequent year and is not updated after this time period. However, our EBITDA guidance released for external purposes is continually updated up to the date of issuance and as required thereafter. This timing difference could also cause confusion for our investors.

Further, certain adjustments added or removed from our consolidated EBITDA target to derive the STIP performance measure include personnel and/or director benefits such as LTIP, SERP and other benefits. We refer you to our response to Comment 4 below concerning potential harm related to disclosure of forecasted target amounts as it relates to the LTIP. We believe similar harm may occur with disclosing other forecasted benefits added or removed in determination of the STIP performance target, in addition to those noted in Comment 4 below for the LTIP.

Finally, we wish to emphasize the discretionary nature of the STIP. The Compensation Committee may, in its discretion, adjust the performance measure and the target to reflect the occurrence of significant events during the year. The Compensation Committee also determines, in its discretion, satisfactory results, the size of the pay-out pool, and the payments for individual executive officers. As a result, providing the amount of the target prospectively would not necessarily be helpful to investors for evaluating our compensation practices.

The Partnership believes using 2009 as an example is appropriate to illustrate for the Commission the importance of this discretion on the determination of ultimate STIP awards. For 2009, the Compensation Committee set the STIP performance target at $420.7 million of EBITDA from current operations, excluding any charges for unit-based compensation and affiliate contributions, if any. Our EBITDA guidance issued in January 2009 for external purposes for the consolidated entity was $430 million to $480 million. Therefore, one might infer that the Partnership set the STIP target low for the current year when in fact, the STIP target excludes our new mines under development, along with various other factors mentioned above, and therefore was in reality an aggressive target. Moreover, due to weak demand for electricity and historically high customer stockpiles, our coal sales volumes have been significantly less than initially predicted and our revised external guidance currently calls for EBITDA of $335 million to $365 million.

Securities and Exchange Commission

December 21, 2009

As is customary, the STIP target has not been adjusted during the year and one might infer that little, if any bonus for 2009, would be payable since the Partnership’s current operating and financial performance expectations, as reflected in our revised external guidance, is significantly lower than the STIP target. However, as noted above, the Compensation Committee has broad discretion in determining STIP payouts, and as has been its practice every year, will ultimately consider many factors before determining whether to adjust the STIP performance criteria, and how much, if any, bonus is to be paid for 2009. Relevant considerations for 2009 will likely include the Compensation Committee’s assessment of whether actual results for 2009 are the result of poor management or factors outside of management’s control, such as general economic conditions; the fact that fiscal 2009, while not meeting initial performance expectations, will be another record year of profitability for the Partnership; our improved safety performance and ratings; and significant achievements such as new sales contracts and the opening of a new mine, among many other factors. There is no formula or weighting scale used by the Compensation Committee in considering such qualitative factors. Rather, the culmination of these factors is taken into account as a whole and in consideration of what is in the best interests of the Partnership.

Accordingly, we respectfully submit that prospective disclosure of the amount of the STIP performance target should not be required. However, we propose to provide additional qualitative disclosure regarding the current year standard, as set forth below. In future filings, we will add language similar to the following as a fourth and final paragraph under the “Annual Cash Incentive Bonus Awards” section beginning on page 109:

The performance measure for the 2009 year will be EBITDA for current operations, excluding any charges for unit-based compensation and affiliate contributions, if any. As discussed above, the Compensation Committee may, in its discretion, make equitable adjustments to the performance criteria under the STIP for any given performance period. The Compensation Committee believes that the STIP performance criteria for the 2009 year will be reasonably difficult to achieve and therefore support our key compensation objectives discussed above in the “Compensation Objectives and Philosophy” section.

Equity Awards under the LTIP, page 110

4.	Please revise to disclose all qualitative and quantitative performance targets or goals. See comment 3 above.

Securities and Exchange Commission

December 21, 2009

Response: As disclosed, the performance target for the LTIP is based on a normalized EBITDA measure, with that measure typically being the same as the STIP measure for the year of the grant. Accordingly, for the reasons stated in our response to Comment 3, we respectfully submit that prospective disclosure of the amount of the LTIP performance target should not be required. In addition, the LTIP target requires achieving an aggregate performance level for the vesting period, which is typically three years (i.e., while the performance measure may be the same as the STIP measure for the year of the LTIP grant, the LTIP target amount will be based on performance throughout the vesting period). We do not publicly disclose information relating to expected performance for a period of that length, which we believe would provide information that would competitively harm the Partnership. We believe that the EBITDA targets, especially those encompassing multiple periods, are highly sensitive and should remain confidential because our business is highly competitive from both an operations and a personnel perspective. Disclosure of our prospective LTIP target would allow our competitors to determine our key employees’ potential annual incentive opportunities. This information would assist our competitors in recruiting our talented employees by offering a more attractive compensation package, which we believe would have a significant detrimental effect on our ability to achieve strategic goals. If any of our key employees were to leave, this would create operating difficulties and result in a loss of customers or a diminution in the value of our relationships. Our named executive officers are critical to our operations, our ability to establish and maintain our customer and supplier relationships and our ability to generate revenue and potential profits. After a loss of a key employee, we must also consider incurring the cost of providing additional incentive awards to remaining key employees to deter their departure and to compensate them for additional responsibilities. The Partnership’s ability to compete and to maximize profitability would therefore be compromised by the disclosure of prospective LTIP target information.

Also, the LTIP provides the Compensation Committee with discretion to determine the performance target (as well as all other terms and conditions) associated with any award under the plan, and to amend the target (or other terms or conditions) so long as an amendment does not materially reduce the benefit to the participant. As a result, disclosure of the target amount would not be helpful to investors in evaluating our compensation practices.

In future filings, we will insert as the third of four paragraphs under the “Equity Awards under the LTIP” section beginning on page 110, language similar to the following:

The most recent grants under the LTIP, made in October, 2008, will cliff vest on January 1, 2012, provided we achieve a target level of aggregate EBITDA for current operations, excluding charges for unit based compensation and affiliate contributions, if any, for the period January 1, 2009 through December 31, 2011. The LTIP provides the Compensation Committee with discretion to determine the conditions for vesting (as well as all other terms and conditions) associated with any award under the plan, and to amend any of those conditions so long as an amendment does not materially reduce the benefit to the participant. The Compensation Committee believes the conditions for vesting of all outstanding awards under the LTIP will be reasonably difficult to satisfy and therefore support our key compensation objectives discussed above.

Securities and Exchange Commission

December 21, 2009

5.	Please revise to discuss the rationale for the amounts of the equity awards.

Response: In future filings, we will replace the first paragraph under the “Equity Awards under the LTIP” section beginning on page 110 with language similar to the following:

Equity compensation pursuant to the LTIP is a key component of our executive compensation program. Our LTIP is sponsored by Alliance Coal. Under the LTIP, grants may be made of either (a) restricted units or (b) options to purchase common units, although to date, no grants of options have been made. The Compensation Committee has authority to determine the participants to whom restricted units are granted, the number of restricted units to be granted to each such participant, and the conditions under which the restricted units may become vested, including the duration of any vesting period. Annual grant levels for designated participants (including the Named Executive Officers) are recommended by our managing general partner’s President and Chief Executive Officer, subject to review and approval by the Compensation Committee. Grant levels are intended to support the objectives of the comprehensive compensation package described above. The LTIP grants are intended to provide the executives with the opportunity to achieve a meaningful ownership stake in the ARLP Partnership, thereby assuring that the executives’ interests are aligned with our success. There is no formula for determining the size of awards to any individual recipient and, as it does when reviewing base salaries and individual STIP payments, the Compensation Committee considers its assessment of the individual’s performance, compensation levels at peer companies in the coal industry and the recommendation of the President and Chief Executive Officer. Amounts realized from prior grants, including amounts realized due to changes in the value of our common units, are not considered in setting grant levels or other compensation for Named Executive Officers.

In connection with responding to these comments of the Staff, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 21, 2009

Should the Commission have any questions or comments, please contact the undersigned at (918) 295-1415, or David P. Oelman or Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-3708 and (713) 758-4458, respectively.

Very truly yours,

ALLIANCE RESOURCE PARTNERS, L.P.

By: Alliance Resource Management GP, LLC, its managing general partner

By:	/s/ Brian L. Cantrell
Name:	Brian L. Cantrell
Title:	Senior Vice President and Chief Financial Officer